Act: 1934
~~Section:~~ FORM 15
Rule:
Public Availability: 8/9/2004

DC
1302794

August 9, 2004

04042905

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kerr-McGee (Nevada) LLC
Incoming letter dated August 9, 2004

Based on the facts presented, the Division will not object if Kerr-McGee (Nevada) stops filing periodic reports under the Securities Exchange Act of 1934. We note that Kerr-McGee (Nevada) has already filed post-effective amendments removing from registration unsold securities under all effective registration statements and has filed a notice on Form 15 making appropriate claims under rule 12g-4 under the Exchange Act. We assume that, consistent with the representation made in your letter, Kerr-McGee (Nevada) will file a notice on Form 15 making appropriate claims under rule 12h-3 under the Exchange Act, on or before the due date for its next Exchange Act report.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Robert Plesnarski
Robert Plesnarski
Deputy Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2004

David B.H. Martin
Covington & Burling
1201 Pennsylvania Avenue, NW
Washington, DC 20004-2401

Re: Kerr-McGee (Nevada) LLC

Dear Mr. Martin:

In regard to your letter of August 9, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

DAVID B. H. MARTIN
TEL 202.662.5128
FAX 202.778.5128
DMARTIN@COV.COM

August 9, 2004

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

On behalf of our clients, Kerr-McGee Corporation ("*Kerr-McGee*"), and its wholly-owned subsidiary, Kerr-McGee (Nevada) LLC ("*KMG Nevada*"), we are writing to respectfully request advice from the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") that it will not recommend enforcement action to the Commission if, under the circumstances described below, KMG Nevada does not file periodic reports that might otherwise be required under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*").

BACKGROUND

On April 6, 2004, Kerr-McGee, KMG Nevada and Westport Resources Corporation ("*Westport*") entered into an agreement and plan of merger (the "*Merger Agreement*"), providing for the merger of Westport with and into KMG Nevada (the "*Merger*"), with KMG Nevada as the surviving entity. Approval of the Merger was solicited from the stockholders of each of Kerr-McGee and Westport pursuant to the joint proxy statement/prospectus included in Kerr-McGee's Registration Statement on Form S-4 (Registration Statement No.: 333-114886) under the Securities Act of 1933 (the "*Securities Act*"). On June 25, 2004, the stockholders of each of

Kerr-McGee and Westport Resources Corporation approved the Merger, which was consummated that same day.

Prior to the consummation of the Merger, Westport's Common Stock, par value $0.01 per share ("*Westport Common Stock*"), and 6 1/2% Convertible Preferred Stock, par value $0.01 per share ("*Westport Preferred Stock*"), were each listed on the New York Stock Exchange (the "*NYSE*") and registered under Section 12 of the Exchange Act. In addition, Westport had outstanding senior subordinated notes guaranteed by certain Westport subsidiaries (the "*Notes*"), in the outstanding principal amount of $700,000,000. The Notes were not listed on any national securities exchange or registered under the Exchange Act. However, all of the Notes were issued pursuant to effective Form S-4 registration statements under the Securities Act, including $125,000,000 principal amount of Notes that were issued pursuant to a Form S-4 Registration Statement (Registration Statement No.: 333-105834) that was declared effective by the Commission on February 9, 2004 (the "*2004 Registration Statement*").

In connection with the Merger, each share of Westport Common Stock was converted into the right to receive 0.71 shares of Kerr-McGee common stock. The Merger Agreement also required Westport to redeem all of the outstanding shares of Westport Preferred Stock prior to the consummation of the Merger, which redemption occurred on June 21, 2004. As a result of the Merger and the redemption of the Westport Preferred Stock, KMG Nevada succeeded to all of Westport's assets, rights, liabilities and obligations, with Kerr-McGee owning all of the outstanding equity of KMG Nevada. The Notes, which remained outstanding following the Merger, were redeemed in full by KMG Nevada on July 31, 2004.

On June 29, 2004 with respect to the Westport Preferred Stock and on July 13, 2004 with respect to the Westport Common Stock, the NYSE filed Form 25s with the Commission (copies of which are attached as Exhibits A-1 and A-2) notifying it that such securities would be removed from listing and registration as of July 15, 2004 and July 30, 2004, respectively. Pursuant to Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, such removal relieved KMG Nevada from continued compliance with Section 13(a) reporting obligations based on Section 12(b) of the Exchange Act relating to the Westport Preferred Stock and the Westport Common Stock.

On August 9, 2004, KMG Nevada, as successor issuer to Westport, filed a Form 15 with the Commission (a copy of which is attached as Exhibit B) certifying that the Westport Preferred Stock and the Westport Common Stock are each held of record by less than 300 persons (in fact, there are no holders of either security as KMG Nevada only has outstanding limited liability company interests, all of which are held by Kerr-McGee) and requesting termination of the registration of each such class under Section 12(g) of the Exchange Act. Accordingly, under Rule 12g-4(b), KMG Nevada's duty to file reports under Section 13(a) based on Section 12(g) has been suspended as a result of the filing of the Form 15. KMG Nevada has also filed post-effective amendments deregistering any unsold securities under all effective KMG Nevada (including its predecessor, Westport) Securities Act registration statements covering previously unsold securities.

Although KMG Nevada's reporting obligations with respect to the Westport Preferred Stock and the Westport Common Stock have been suspended under Section 12(b) and 12(g), as further described below, it will continue to have obligations to file periodic reports under Section 15(d). Under Rule 12h-3(c) of the Exchange Act, KMG Nevada's reporting obligations under Section 15(d) will continue, because the 2004 Registration Statement became effective, and registration statements on Form S-8 with respect to the Westport Common Stock and on Form S-3 with respect to the Westport Preferred Stock and the Westport Common Stock were required to be updated pursuant to Section 10(a)(3) of the Securities Act, in each case during KMG Nevada's current fiscal year. This is the case even though, there are no publicly held KMG Nevada securities.

KMG Nevada has advised us that, as required for the use of Rule 12h-3, KMG Nevada (including Westport) has filed all reports required by Section 13(a) of the Exchange Act, without regard to Rule 12b-25, for its most recent three fiscal years and the portion of the current fiscal year through the date of this letter. Accordingly, we understand that KMG Nevada could avail itself of the suspension under Rule 12h-3(a) and (b)(1)(i) but for Subsection (c) of Rule 12h-3.

DISCUSSION

Based on these facts, KMG Nevada wishes to be relieved of its further reporting obligations under the Exchange Act. We submit that, under the circumstances described in this letter, Rule 12h-3(c) should not be applied to deny KMG Nevada the relief otherwise provided in Rule 12h-3 with respect to termination of its further reporting obligations.

As described above, as a result of the Merger and the redemptions, the Westport Preferred Stock, the Westport Common Stock and the Notes are no longer outstanding and the only remaining securityholder of KMG Nevada is Kerr-McGee, as sole holder of KMG Nevada's outstanding equity interests. Requiring KMG Nevada's reporting obligations under the Exchange Act to continue would not serve the purposes of Section 15(d) and would be unnecessarily burdensome to KMG Nevada and Kerr-McGee. The Commission has stated that "[t]he purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Release No. 34-20263 (Oct. 5, 1983) (a copy of which is attached as Exhibit C). The Commission went on to say that the purpose of the limitation set forth in Rule 12h-3(c) is to assure that the investing public will have available complete information about an issuer's activities at least through the end of the year in which it makes a registered offering. However, the Commission has long-recognized that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed.

It is clear that in the circumstances described in this letter, the burdens imposed on KMG Nevada and Kerr-McGee by the technical application of Rule 12h-3(c) greatly outweigh the benefits provided to the investing public, if any. As there are no holders of KMG Nevada securities other than Kerr-McGee as sole holder of KMG Nevada equity interests, the preparation and filing of further periodic reports required under Section 13(a) of the Exchange Act seem to be of no value or benefit, as there is no one who would be protected by, or who would in any way benefit from, such reports. The preparation of such reports, however, would impose a financial burden on KMG Nevada and Kerr-McGee and would take up a significant portion of each of their management's time.

The Staff has often taken the position that a literal reading of Rule 12h-3(c) can lead to an unjustified burden on a registrant. For example, in Ferrelgas Inc. (avail. Aug. 19, 1994), the Commission granted no action relief exempting the application of Rule 12h-3(c) where a registration statement covering debentures went effective in the current fiscal year, but the debentures would be redeemed prior to the due date for the report. In many other and similar instances, the Staff has taken a no-action position on the suspension of filing Exchange Act reports where there would remain few or no securityholders to benefit from the disclosure to be provided by such reports, even though, as a technical matter, Rule 12h-3 would require continued filings. See, e.g., Centex Development Company, L.P. (avail. Mar. 17, 2004); GS Financial Products U.S., L.P. (avail. Jan. 31, 2000); DiMark Inc. (avail. May 29, 1996); Holnam, Inc. (avail. Mar. 25, 1994); Technicon Instruments Corporation (avail. Nov. 2, 1989); Colorado Springs Citizens' Cable, Inc. (avail. Apr. 5, 1989); PNC Financial Corporation (avail. Mar. 2, 1987) (copies of each of these letters are attached as Exhibit D).

We concur in the judgment of the Staff represented by the above-described precedents, which reflect an appropriate policy judgment with respect to the benefits of Exchange Act reporting. As a result of the Merger and the redemptions described above, KMG Nevada has no outstanding securities other than the equity held by its parent, Kerr-McGee, and therefore we believe there is no benefit to KMG Nevada's continued reporting obligations under the Exchange Act. Accordingly, based on the above-described precedents, we respectfully request that the Staff relieve KMG Nevada of its reporting obligations under the Exchange Act. Upon receipt from the Staff of such relief, we understand that KMG Nevada will file with the Commission a second Form 15 pursuant to Rule 12h-3 in order to suspend KMG Nevada's obligation under

Section 15(d) to file reports under Section 13(a) with respect to the Westport Preferred Stock, the Westport Common Stock and the Notes.

CONCLUSION

In light of the foregoing, we respectfully request that the Staff advise us that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, KMG Nevada does not file further reports that might otherwise be required under Sections 13(a) and 15(d) of the Exchange Act.

Enclosed in accordance with Release No. 33-6269 are seven copies of this letter. If you have any questions regarding the foregoing or if you need any additional information, please do not hesitate to call David B.H. Martin at (202) 662-5128 or Stephen A. Infante at (212) 841-1039.

Very truly yours,

COVINGTON & BURLING

David Martin

David B.H. Martin

cc: David Lynn
Robert Plesnarski
(Securities and Exchange Commission)

John Reichenberger
Justin Byrne
(Kerr-McGee Corporation)